                                                                LARRY A. CERUTTI
                                                     Direct Dial: (714) 641-3450
                                                      E-mail: lcerutti@rutan.com


                         [Rutan & Tucker, LLP Letterhead]


                                December 27, 2006


VIA EDGAR CORRESPONDENCE
------------------------

Cecilia D. Blye, Chief
Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

     Re:  Emrise Corporation
          File No. 1-10346
          ------------------

Dear Ms. Blye:

     On behalf of our client, EMRISE Corporation (the "Company"), we are writing in response to your letter dated December 20, 2006. We represented the Company in connection with the negotiation of a credit facility with Wells Fargo Business Credit and we were responsible for assisting the Company in its preparation of various schedules to the credit and security agreement. The reference to Iran within Schedule 5.11 is a scrivener's error made by an associate of our firm. The Company has advised us that they have never conducted business with or within the country of Iran.

     The serial number referred to in Schedule 5.11 is the United States Patent and Trademark Office ("USPTO") Reference Number relating to the Company's Approval of Certification in connection with the filing by the Company of an Application for International Registration Governed Exclusively by the Madrid Protocol (the "Application") with the USPTO. The Application, dated June 17, 2004, covered a number of countries, none of which is Iran. We note that attorneys in our intellectual property practice group commonly refer to the Application as the "IR." It appears that the associate in our corporate practice group who was assisting the Company in the preparation of the schedules, and who obtained information regarding the Company's patents and trademarks from a clerk in our intellectual property practice group, misinterpreted the reference to "IR" to mean Iran. Unfortunately, our client relied upon us to prepare this portion of the schedule and, as a result, our client did not become aware of the mistake until it received your letter.

     In connection with the foregoing response to your questions, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;


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Cecilia D. Blye, Chief
December 27, 2006
Page 2


     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission on any person under the federal securities laws of the United States.

     We trust the foregoing is responsive to your inquiry. Should you have any further questions or comments, please do not hesitate to call the undersigned at
(714) 641-3450.

                                       Sincerely yours,

                                       RUTAN & TUCKER, LLP

                                       /S/ LARRY A. CERUTTI

                                       Larry A. Cerutti

LAC:jss
cc:  Mr. Carmine T. Oliva (w/enc.)